
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933


(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
RDL Hotel Fund I, LLC

Legal status of issuer

> *Form*
> Limited Liability Company
>
> *Jurisdiction of Incorporation/Organization*
> Delaware
>
> *Date of organization*
> July 25, 2024

Physical address of issuer
2810 N. Church St., Wilmington, DE 19802

Current number of employees
0

	Most recent fiscal year-end (2025)	Prior fiscal year-end (2024)
Total Assets	$461,199.34	$10,300.00
Cash & Cash Equivalents	$461,199.34	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$757.99	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$7	

April 20, 2026

FORM C-AR

RDL Hotel Fund I, LLC



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by RDL Hotel Fund I, LLC, a Delaware Limited Liability Company (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://RDLeeCP.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 20, 2026.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than

statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

RDL Hotel Fund I, LLC (the "Company") is a Delaware Limited Liability Company, formed on July 25, 2024.

The Company is located at 2810 N. Church St., Wilmington, DE 19802.

The Company's website is https://RDLeeCP.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

RDL Hotel Fund I LLC is a fund that seeks to capitalize on the economy and limited-service segments of the U.S. hospitality market. The Company is focused on acquiring, developing, and managing a portfolio of economy and limited-service hotels located in high-demand areas across the United States.

The Company intends to leverage the experience of its management team and operating partners to improve operational performance, enhance guest experiences, and support revenue growth. The Company conducts business in State of Delaware and plans to explore hotel acquisition opportunities throughout the United States.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance.

The Issuer is in an early stage of development and is in the process of implementing its business plan. Accordingly, the Issuer's prospects must be considered in light of the risks, expenses, and uncertainties frequently encountered by early-stage companies. There can be no assurance that the Issuer will achieve profitability or successfully execute its business plan. The Issuer may not be able to attain the objectives necessary to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

The COVID-19 pandemic highlighted the significant risks posed by public health crises to the hospitality industry. Future pandemics, epidemics, or other health-related events could lead to widespread travel restrictions, lower consumer confidence in travel, and reduced demand for lodging, all of which could severely impact our operations. Temporary or prolonged closures, reduced occupancy rates, and increased sanitation and health-related costs could negatively affect our financial performance and ability to generate returns.

The proceeds from the Issuer's prior offering may not be sufficient to sustain its business plan.

The Issuer has completed an offering pursuant to Regulation CF; however, the amount of capital raised may not be sufficient to fully execute its current business plan. In order to achieve its near- and long-term objectives, the Issuer may need to obtain additional financing. There can be no assurance that such financing will be available on acceptable terms, or at all. If the Issuer is unable to raise sufficient capital in the future, it may be unable to execute its business plan, its continued operations may be adversely affected, and it may be required to delay, reduce, or cease operations or sell or otherwise transfer all or substantially all of its assets, which could cause Investors to lose all or a portion of their investment.

We may face difficulties in obtaining additional capital.

The Issuer may require additional financing in the future to support its operations, acquire hotel properties, and execute its business strategy. The Issuer's ability to obtain such financing will depend on a number of factors, including its financial performance, market conditions, and the availability of capital in the real estate and hospitality sectors. The Issuer currently has limited revenues, and its future revenue may not be sufficient to meet its capital requirements.

There can be no assurance that additional financing will be available on acceptable terms, or at all. If the Issuer is unable to obtain sufficient capital, it may be required to delay or reduce planned acquisitions, scale back operations, or forego potential growth opportunities, any of which could adversely affect its business, financial condition, and results of operations.

We may pursue new business strategies or expand into additional markets, which may not be successful.

As part of its growth strategy, the Issuer may pursue new business initiatives, including expanding into additional geographic markets, acquiring different types of hotel assets, or implementing new operational strategies. These efforts involve risks and uncertainties, particularly when the Issuer has limited experience or where market conditions are evolving.

In pursuing such initiatives, the Issuer may invest significant time and resources, and anticipated benefits may not be realized within expected timeframes, or at all. These efforts may also result in increased costs, operational challenges, or exposure to new risks. If the Issuer is unsuccessful in implementing or managing these initiatives, its business, financial condition, and results of operations could be adversely affected.

We rely on certain proprietary information and branding in connection with our business.

The Issuer may rely on certain proprietary information, trade names, and branding in connection with its operations. The Issuer's ability to protect its proprietary information and maintain the value of its brand may be limited. Unauthorized use or misappropriation of such information, or the inability to enforce applicable rights, could adversely affect the Issuer's competitive position.

The Issuer may also rely on contractual arrangements, including confidentiality agreements, to protect certain information; however, there can be no assurance that such agreements will be effective or that such information will not be disclosed or otherwise misused. Any failure to adequately protect the Issuer's proprietary information or brand could adversely affect its business and results of operations.

The Issuer's success depends on the experience and skill of its managers and executive officers.

We are dependent on the experience and efforts of our board of managers and executive officers. The Company currently has no employees and relies on its management team and third-party service providers to operate and execute its business plan. These individuals may not devote their full time and attention to the matters of the Issuer. The loss of members of management, or the inability to engage or retain qualified third-party service providers, could adversely affect the Issuer's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Issuer does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Issuer has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Issuer will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Issuer and our operations. We have no way to guarantee key personnel will stay with the Issuer, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of

information on social media platforms is virtually immediate as is its impact. Information posted may be averse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cybersecurity threats and data security incidents.

The Issuer relies on information technology systems and third-party service providers in connection with its operations, including systems used for financial reporting, communications, and data storage. These systems may be vulnerable to cybersecurity threats, including unauthorized access, data breaches, phishing attacks, and other disruptions.

A breach or failure of the Issuer's systems, or those of its third-party service providers, could result in the loss or unauthorized disclosure of confidential information, operational disruptions, or reputational harm. In addition, such incidents could result in increased costs related to remediation, legal claims, or regulatory compliance.

There can be no assurance that the Issuer's security measures will be effective in preventing such incidents. Any failure to adequately protect information systems or data could adversely affect the Issuer's business, financial condition, and results of operations.

The Issuer is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Issuer may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately held (non-public) issuer, the Issuer is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Issuer's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Issuer of such compliance could be substantial and could have a material adverse effect on the Issuer's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease-and-desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

The hotel industry is highly cyclical and subject to economic downturns, which could significantly affect our revenues and profitability.

The hospitality industry, including the economy and limited-service hotel sectors, is closely tied to economic conditions. During periods of economic downturn or recession, demand for hotel rooms often declines, leading to reduced occupancy rates and average daily rates (ADR). Additionally, factors such as inflation, rising interest rates, and reduced consumer spending could negatively impact our ability to generate revenue and achieve projected returns. Adverse economic conditions could make it difficult to meet debt obligations or provide returns to Investors.

Real estate investments, including hotels, are illiquid and subject to fluctuations in value, which could delay or reduce returns to investors.

Real estate, including hotel properties, is relatively illiquid, meaning that it may be difficult to quickly sell properties or liquidate investments. Additionally, property values can fluctuate based on market conditions, local economic factors, and demand for hotel accommodations. During periods of market volatility or economic downturn, it may be challenging to sell properties at favorable prices, which could delay returns to Investors or result in lower-than-expected profits.

The success of our investments depends on the ability to effectively manage the acquired hotel properties, which involves significant operational risks.

The profitability of our hotel investments depends on effective property management. Inefficient management or operational failures, such as poor guest service, maintenance issues, or the inability to control operating costs, could lead to lower guest satisfaction, reduced occupancy, and increased expenses. The success of our properties also relies on retaining skilled property management teams and ensuring that hotels are maintained to high standards. Failure to effectively manage properties could significantly reduce our profitability and impact investor returns.

We face intense competition from other hotel operators and alternative lodging options, which could reduce demand for our properties.

The hotel industry is highly competitive, particularly in the economy and limited-service segments, with numerous established brands and independent operators vying for market share. Additionally, alternative lodging options such as Airbnb, vacation rentals, and boutique hotels have grown in popularity, potentially reducing demand for traditional hotel accommodations. Intense competition may force us to lower rates or invest in costly upgrades to remain competitive, which could negatively impact our revenues and profitability.

Rising interest rates and limited access to financing could increase borrowing costs and limit our ability to acquire and operate hotel properties.

Real estate investments, including hotel acquisitions, typically require significant financing. Rising interest rates or tightening credit markets could raise borrowing costs, reduce access to capital, and limit our ability to acquire new properties or refinance existing debt. Higher borrowing costs could negatively impact our profitability, reduce available cash for distributions to investors or force us to forego potential acquisitions.

The real estate market is subject to local economic conditions, and regional downturns could disproportionately affect the performance of our properties.

While we plan to diversify our hotel acquisitions across different regions, our portfolio may be exposed to specific geographic markets that could experience regional economic downturns. Local factors such as changes in tourism trends, natural disasters, or shifts in regional economic activity could negatively impact hotel demand in certain areas, leading to reduced revenues and property values. Geographic concentration of properties increases the risk that local market downturns could have an outsized impact on our overall performance.

Acquiring and managing hotel properties involves risks related to unknown liabilities, defects, or other issues with the properties.

Even with thorough due diligence, there is always a risk that unforeseen liabilities, property defects, or regulatory compliance issues will emerge after the acquisition of a hotel property. These liabilities could include environmental contamination, structural problems, or zoning and permit violations that require costly remediation. Any such issues could increase the cost of operating or maintaining the property, reduce profitability, or lead to legal disputes.

We may not be able to successfully execute our business plan or achieve projected returns, especially if unforeseen challenges arise.

Our ability to achieve projected returns depends on our ability to execute our business plan, including acquiring properties at favorable prices, successfully managing hotel operations, and achieving target occupancy and revenue rates. Unforeseen challenges, such as regulatory changes, market volatility, or operational inefficiencies, could delay or prevent us from executing our plan, potentially leading to lower-than-expected returns or losses on investments.

Hotel properties require ongoing capital expenditures for maintenance, renovations, and upgrades, which could reduce available cash flow.

Hotel properties require regular capital expenditures to maintain guest satisfaction, meet regulatory requirements, and remain competitive in the market. These expenditures may include routine maintenance, room renovations, technology upgrades, or compliance with health and safety standards. Unanticipated capital expenditures or cost overruns could reduce the cash flow available for distributions to investors, negatively affecting returns.

Environmental liabilities and regulatory compliance costs may increase, affecting the profitability of hotel operations.

Hotel properties are subject to a wide range of environmental regulations, including those related to waste management, water usage, and energy efficiency. Compliance with existing environmental regulations and potential future regulatory changes could result in increased costs for property maintenance and operations. Additionally, undiscovered environmental liabilities, such as contamination or hazardous materials on acquired properties, could result in significant cleanup costs or legal penalties.

The hospitality industry is subject to extensive regulation, and changes in local, state, or federal laws could increase our costs or limit our ability to operate.

Hotels are subject to a wide range of regulations, including health and safety standards, labor laws, zoning requirements, and licensing regulations. Changes in these laws or regulations could increase our operating costs or limit our ability to operate properties in certain locations. Additionally, non-compliance with regulatory requirements could result in fines, penalties, or the closure of hotel properties, all of which could negatively impact our business.

We rely on third-party management companies to operate our properties, and any failure on their part could impact our performance.

We plan to engage professional third-party management companies to operate our hotel properties. While we will work to ensure that these companies meet high standards of service, we cannot guarantee their performance. If these management companies fail to effectively manage the properties, maintain guest satisfaction, or control costs, it could negatively impact the financial performance of the hotels and reduce our ability to generate returns for investors.

We may not be able to find suitable hotel properties for acquisition, limiting our ability to grow the portfolio and meet investor expectations.

Our business plan depends on identifying and acquiring hotel properties that meet our investment criteria. However, there is no guarantee that we will be able to find a sufficient number of suitable properties for acquisition. Competition for desirable properties may increase acquisition costs, reduce the availability of attractive assets, or force us to invest in lower-quality properties, all of which could negatively impact our ability to achieve targeted returns.

Changes in consumer behavior, including preferences for alternative lodging options, could reduce demand for traditional hotel accommodations.

The rise of alternative lodging platforms, such as Airbnb and vacation rental websites, has changed the way many consumers approach travel accommodations. If these alternative options continue to grow in popularity, it could reduce demand for traditional hotel stays, especially in the economy and limited-service segments. A shift in consumer preferences away from hotel accommodations could lead to lower occupancy rates, reduced ADR, and decreased overall revenues.

Rising labor costs, labor shortages, and regulatory changes in employment law could increase our operating expenses.

The hotel industry relies heavily on labor, including housekeeping, maintenance, and front desk staff, to operate properties. Rising labor costs, labor shortages, or changes in employment regulations (e.g., minimum wage increases, overtime rules) could significantly increase our operating expenses. Labor shortages could also lead to service disruptions or reduced guest satisfaction, which could negatively impact our reputation and financial performance.

We are subject to risks related to natural disasters and climate change, which could damage hotel properties and reduce revenues.

Hotels are vulnerable to natural disasters, such as hurricanes, floods, wildfires, and earthquakes, which could cause significant property damage and disrupt operations. Climate change may

increase the frequency and severity of these events, potentially leading to higher insurance costs, increased property maintenance expenses, or complete loss of properties in extreme cases. Additionally, climate change regulations could impose new costs related to energy use carbon emissions, and environmental sustainability.

Rising property taxes or changes in tax laws could increase operational costs and reduce profitability.

Real estate investments, including hotel properties, are subject to property taxes, which can fluctuate based on changes in property valuations or local government tax policies. Any increase in property taxes could raise the cost of operating our properties, reducing net operating income (NOI) and overall profitability. Additionally, changes in federal, state, or local tax laws, including regulations affecting real estate investment funds, could negatively impact our tax liabilities and reduce cash available for distributions to investors.

Inability to secure adequate insurance coverage or increases in insurance costs could adversely affect our operations.

We rely on insurance to protect our hotel properties from various risks, including property damage, natural disasters,

and liability claims. However, there is no guarantee that we will be able to secure adequate insurance coverage at reasonable rates in the future. If insurance costs rise significantly or if certain risks become uninsurable, it could increase our operational costs or leave us exposed to potential losses that could negatively impact investor returns.

We may be subject to potential liability claims related to the operation of our hotel properties, which could result in financial losses.

The operation of hotel properties exposes us to various liability risks, including personal injury claims from guests, employees, or contractors. If accidents, injuries, or other incidents occur at our properties, we could be subject to lawsuits or liability claims that exceed our insurance coverage. Any such claims could result in significant financial losses, legal costs, and reputational damage.

Fluctuations in foreign exchange rates may impact the value of properties or revenues generated by international guests.

If we acquire properties or operate hotels in areas with a significant number of international guests, fluctuations in foreign exchange rates may affect the revenues generated from international travelers. A strong U.S. dollar could reduce the affordability of U.S.-based hotel stays for foreign visitors, potentially lowering occupancy rates and revenue in markets that rely on international tourism.

We may experience difficulties integrating new hotel acquisitions into our portfolio, which could negatively impact financial performance.

As we acquire new hotel properties, the successful integration of these assets into our portfolio is critical to achieving targeted returns. Challenges in integrating new acquisitions, such as differences in management practices, property quality, or local market dynamics, could delay or reduce our ability to generate expected revenue from these properties. Failure to integrate new

properties effectively could also result in increased operational costs and lower-than-expected profitability.

Seasonality in the hotel industry could lead to fluctuations in revenues and cash flow throughout the year.

The hotel industry, especially in certain geographic regions, is subject to seasonal fluctuations in demand. For example, hotels located in vacation destinations may experience higher occupancy during peak travel seasons and lower occupancy during off-peak periods. This seasonality can lead to fluctuations in revenues and cash flow throughout the year, which may affect our ability to maintain consistent distributions to investors.

Dependence on third-party booking platforms and changes in online travel agency (OTA) relationships could impact occupancy and revenue.

A significant portion of hotel bookings may come from third-party online travel agencies (OTAs), such as Expedia, Booking.com, and others. Our reliance on these platforms could expose us to changes in their fee structures, commission rates, or business models. Additionally, if our relationships with OTAs deteriorate or if OTAs prioritize competing properties, it could negatively affect our ability to attract guests, resulting in lower occupancy rates and revenues.

The inability to renew or negotiate favorable franchise agreements could impact hotel branding and revenue generation.

Many hotel properties operate under franchise agreements with well-known national or regional hotel brands, which provide access to marketing resources, reservation systems, and brand recognition. If we are unable to renew these agreements or negotiate favorable terms, it could result in the loss of brand affiliation for certain properties. The loss of a recognized brand name may lead to lower guest loyalty, reduced occupancy, and diminished revenues.

Risks Related to the Offering

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C/A, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C/A and the accompanying exhibits.

The Issuer's management may have broad discretion in how the Issuer uses the net proceeds of the Offering.

Unless the Issuer has agreed to a specific use of the proceeds from the Offering, the Issuer's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Issuer has the right to limit individual Investor commitment amounts based on the Issuer's determination of an Investor's sophistication.

The Issuer may prevent any Investor from committing more than a certain amount in this Offering based on the Issuer's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Issuer's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Issuer's determination.

The Issuer may not reach the Target Offering Amount.

If the Issuer does not meet the Target Offering Amount by the Offering Deadline, no Securities will be issued, and all committed funds will be returned to Investors without interest or deduction. This could delay or prevent the Issuer from executing its business plan, leaving the Issuer undercapitalized and unable to meet its goals.

The Issuer has the right to extend the Offering Deadline.

The Issuer may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Issuer attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Issuer extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Issuer receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Issuer receives the Target Offering Amount, at which time it will be released to the Issuer to be used as set forth herein. Upon or shortly after the release of such funds to the Issuer, the Securities will be issued and distributed to you.

The Issuer may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Issuer can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Issuer may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Issuer has the right to conduct multiple closings during the Offering.

If the Issuer meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Issuer to draw down on seventy percent

(70%) of Investor proceeds committed and captured in the Offering during the relevant period. The Issuer may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

The Issuer may have conflicts of interest with the Intermediary.

The Issuer may have existing business relationships or affiliations with the Intermediary facilitating this Offering. These relationships could create conflicts of interest and may result in preferential treatment that is not aligned with the best interests of Investors, potentially affecting the fairness and objectivity of the Offering.

The Securities will not be freely tradable until one year after the Securities are issued. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF beginning one year following the issuance of the Securities (subject to the transfer restrictions set forth in the Issuer's LLC Agreement). It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Issuer. Each Investor in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not have voting rights,

Investors will not have the right to vote upon matters of the Issuer, except as expressly provided for in the LLC Agreement of the Issuer. Investors will never be able to freely vote upon any manager or other matters of the Issuer, except as expressly provided for in the LLC Agreement. The Securities are non-voting, except as otherwise set forth in the LLC Agreement or as required by applicable law.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Investors will be able to demand repayment of their investment. Only in limited circumstances, such as a liquidity event, may the Investors demand payment and even then, such payments will be limited to the amount of cash available to the Issuer and subject to the terms of the LLC Agreement.

The Issuer may never undergo a liquidity event.

The Issuer may never undergo a liquidity event such as a sale of the Issuer or an IPO. If a liquidity event never occurs, the Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them.

The Securities may be significantly diluted as a consequence of subsequent financings.

The Securities will be subject to dilution. The Issuer intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time. Such dilution may reduce the Investors' economic interests in the Issuer.

The amount of additional financing needed by the Issuer will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from Members of the Issuer or other investors) is not typically intended to provide the Issuer with enough capital to reach the next major company milestone. If the funds are not sufficient, the Issuer may have to raise additional capital at a price unfavorable to the then existing Members, including the Investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Issuer. There can be no assurance that the Issuer will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

There is no present market for the Securities, and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on its investment or that it will not lose its entire investment. For this reason, each Investor should read this Form C/A and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The LLC Agreement may be amended, and additional securities may be issued to other investors outside of this Offering without Investor consent.

The Issuer reserves the right to amend the LLC Agreement governing the Securities without obtaining consent from Investors under certain circumstances as set forth in Section 16.15 of the LLC Agreement. Additional securities outside of this Offering may be issued to future investors, including classes of securities that have superior rights and preferences to the Investors in this Offering as set forth in Section 9.1of the LLC Agreement. This may subject the Investors to the dilution of their Member Interest in the Issuer.

There may be adverse tax consequences for Investors.

The purchase, ownership, and sale of the Securities may have tax consequences that vary depending on the individual Investor's personal tax situation. Investors should consult with their tax advisors regarding the potential tax consequences of this investment, as the Issuer does not provide tax advice.

There is no guarantee of future distributions to Investors.

The Issuer is under no obligation to make distributions to Investors, except as set forth in Section 10.2 of the LLC Agreement. Any distributions, if made, are subject to the Issuer's available cash flow, financial performance, and discretion of management. Investors should not expect regular or any distributions and should be prepared to hold the Securities for the long term without receiving a return on their investment.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Issuer cannot predict whether the Issuer will successfully effectuate the Issuer's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

RDL Hotel Fund I LLC is a fund that seeks to capitalize on the economy and limited-service segments of the U.S. hospitality market. The Company is focused on acquiring, developing, and managing a portfolio of economy and limited-service hotels located in high-demand areas across the United States.

The Company intends to leverage the experience of its management team and operating partners to improve operational performance, enhance guest experiences, and support revenue growth. The Company conducts business in State of Delaware and plans to explore hotel acquisition opportunities throughout the United States.

Business Plan

The Issuer will focus on acquiring, developing, and managing a portfolio of economy and limited-service hotels across high-demand areas in the United States. These segments of the hotel market, which include budget-conscious travelers, business professionals, and extended-stay guests, represent a significant portion of the U.S. hospitality industry.

The Issuer's strategy is currently focused on domestic operations, with an emphasis on improving occupancy rates and Average Daily Rate ("ADR") through operational efficiencies and selective acquisitions. The Issuer anticipates that demand for economy and limited-service lodging may be supported by broader economic and demographic trends; however, such demand is subject to market conditions and other factors beyond the Issuer's control.

The Issuer is seeking to achieve growth through its acquisitions and operational strategy. The Issuer also intends to enhance guest experiences and operational performance through technology integration, which may include the development of a guest engagement application. Any such initiatives are subject to development timelines, costs, and market acceptance.

Additionally, the Issuer may implement programs designed to encourage repeat guest activity; however, the success of these initiatives will depend on a variety of factors, including competition and consumer preferences. There can be no assurance that the Issuer will successfully execute its business plan or achieve its intended results.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Thomas Beyer

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Asset Management Consultant and Director (November 2024 -` Present)
Responsibilities:
Mr. Beyer is responsible for overseeing the overall financial and operational performance of the hotels within the RDL Hotel Fund I portfolio. His responsibilities include:
- Operational Optimization: Implementing best practices in hotel management, optimizing staffing levels, and improving operational efficiency across properties.
- Financial Performance Management: Monitoring key financial metrics, including net operating income (NOI) and debt service coverage ratio (DSCR), to evaluate and support property-level performance.
- Property Enhancements: Identifying opportunities for property improvements or upgrades to enhance asset value and guest experience.
- Performance Reporting: Preparing and delivering operational and financial reports to management and investors.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Founder, B Hospitality Advisors (January 2023 – Present)
Responsibilities include performance management, forecasting, vendor sourcing, budget development and review, owner representation, and custom reporting.

Vice President of Development, Newport Hospitality Group, Inc. (January 2020 – January 2023)
Responsibilities included sourcing new management contracts and hotel acquisition opportunities and supporting the growth of the company's management portfolio.

Education

SC Johnson College of Business at Cornell University- Professional Development Program (PDP)
Certificate (July 2013)

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Ramel Lee

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Executive Officer (July 25, 2024- Present)

Responsibilities:
Mr. Lee is responsible for overseeing the day-to-day operations of the Company and making key business decisions. His responsibilities include:
- Strategic Planning: Establishing organizational strategies, goals, and policies.
- Operational Oversight: Managing daily business operations and ensuring alignment with the Company's objectives.
- Financial Oversight: Reviewing financial activities, including accounting, budgeting, and financial reporting.
- Personnel Management: Overseeing hiring and termination decisions, employee evaluations, and compensation matters.
- Compliance: Ensuring the Company operates in compliance with applicable laws and regulations.
- Performance Management: Monitoring organizational and personnel performance and implementing changes as appropriate.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Managing Partner, RD Lee Capital Partners LLC (July 2024 – Present)
Chief Executive Officer, RDL Logistic Solutions (March 2020 – Present)
Chief Executive Officer, RDL Security Solutions (May 2016 – Present)

Education

Northwestern University School of Police Staff and Command – Police Executive Graduate Certificate (August 2023)
John Jay College of Criminal Justice, M.S. in Security Management (June 2016)
Goldman Sachs 10,000 Small Businesses – Alumni Cohort 29 (February 2020)

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has no employees and relies on management and third-party service providers.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Class A Units "Common Interests"
Amount outstanding	2,000,000
Voting Rights	1 vote per unit
Anti-Dilution Rights	None.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Manager may decide at some point in the future to issue additional Units, which may dilute the value of the Securities.
Percentage ownership of the Issuer by the holders of such security. (Assuming conversion prior to the Offering if convertible securities.)	100%*
Other Material Terms or information.	*Common Interests will constitute a 20% Economic Interest as a carried interest in accordance with the distribution waterfall as described in Section 10.1 of the LLC Agreement.

Type of security	Class B Units "Preferred Interests"
Amount outstanding	7,478,415
Voting Rights	None.
Anti-Dilution Rights	None.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Manager may decide at some point in the future to issue additional Units, which may dilute the value of the Securities.
Other Material Terms or information.	N/A

The Company has no outstanding debts.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Class B Units	521,585	$521,585.00	Intermediary fees, Hotel acquisition, Renovations, General Working Capital	November 8, 2024	Regulation CF

Ownership

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Ramel Lee*	100.0%

 Held indirectly through RD LEE Capital Partners LLC

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Liquidity and Capital Resources

On November 8, 2024, the Company conducted an offering pursuant to Regulation CF and raised $521,585.00.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations
None.

Material Changes and Other Information
None.

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

At this time, Company does not have any outstanding transactions with related persons.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Ramel Lee
(Signature)

Ramel Lee
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

RDL Hotel Fund I, LLC

(a Delaware Corporation)

Audited Financial Statements

As of the date of inception July 25, 2024

Audited by:



Alice.CPA LLC
A New Jersey CPA Company

FinancialStatements

RDL Hotel Fund I, LLC
Table of Contents











Alice CPA

Independent Auditor's Report

October 7, 2024
To: Board of Directors of RDL Hotel Fund I, LLC
Attn: Ramel Lee, Managing Director
Re: Inception-Dated Financial Statement Audit – RDL Hotel Fund I, LLC

Report on the Audit of the Financial Statements

Opinion

We have audited the financial statements of RDL Hotel Fund I, LLC, which comprise the balance sheets as of the date of inception July 25, 2024, and the related statements of income, changes in members' equity, and cash flows for the date then ended, and the related notes to the financial statements. In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of RDL Hotel Fund I, LLC as of the date of inception July 25, 2024, and the results of its operations and its cash flows for the date then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of RDL Hotel Fund I, LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about RDL Hotel Fund I, LLC's ability to continue as a going concern.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of RDL Hotel Fund I, LLC's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about RDL Hotel Fund I, LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Sincerely,

Alice·CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey
October 7, 2024



RDL HOTEL FUND I, LLC
BALANCE SHEET
As of July 25, 2024 (date of inception)
(Audited)

ASSETS

Current Assets		
Cash and cash equivalents	$	-
Prepaid expenses		10,300
Total Current Assets		-
Property and Equipment		
Furniture and equipment		-
Accumulated depreciation		-
Net Property and Equipment		-
Total Assets	$	-

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities		
Accounts payable	$	-
Total Current Liabilities		-
Long-Term Liabilities		
Total Long-Term Liabilities		-
Total Liabilities		-
Member's equity		
Member contributions		10,300
Subscription receivable		-
Retained earnings/(Accumulated Deficit)		-
Total Member's Equity		10,300
Total Liabilities and Member's Equity	$	10,300

The accompanying footnotes are an integral part of these financial statements.

RDL HOTEL FUND I, LLC
STATEMENT OF OPERATIONS
As of July 25, 2024 (date of inception)
(Audited)

Revenues	$	-
Operating Expenses		
Advertising		-
Research and development		-
General and administrative		-
Rent		-
Salaries and wages		-
Depreciation and amortization		-
Total Operating Expenses		-
Net Income (Loss)	$	-

The accompanying footnotes are an integral part of these financial statements.

RDL HOTEL FUND I, LLC
STATEMENTS OF CHANGES IN MEMBER'S EQUITY
As of July 25, 2024 (date of inception)
(Audited)

	Member contributions		Subscription receivable		Retained earnings/ (Accumulated deficit)		Total Member's Equity (Deficit)	
Beginning Balance	$	-	$	-	$	-	$	-
Member contributions		10,300		-		-		10,300
Net loss		-		-		-		-
Balance as of July 25, 2024	$	10,300	$	-	$	-	$	10,300

The accompanying footnotes are an integral part of these financial statements.

RDL HOTEL FUND I, LLC
STATEMENT OF CASH FLOWS
As of July 25, 2024 (date of inception)
(Audited)

Cash Flows from Operating Activities		
Net Income (Loss)	$	-
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Depreciation and amortization		-
Changes in operating assets and liabilities:		
Prepaid expenses		(10,300)
Net cash provided by (used in) operating activities		(10,300)
Cash Flows from Investing Activities		
Net cash used in investing activities		-
Cash Flows from Financing Activities		
Member contributions		10,300
Net cash used in financing activities		10,300
Net change in cash and cash equivalents		-
Cash and cash equivalents at beginning of period		-
Cash and cash equivalents at end of period	$	-
Supplemental information		
Interest paid	$	-
Income taxes paid	$	-

The accompanying footnotes are an integral part of these financial statements.

RDL HOTEL FUND I, LLC
NOTES TO FINANCIAL STATEMENTS
AS OF JULY 25, 2024 (DATE OF INCEPTION)
(AUDITED)

NOTE 1 – NATURE OF OPERATIONS

RDL Hotel Fund I, LLC (which may be referred to as the "Company", "we," "us," or "our") was registered in Delaware on July 25, 2024. The Company is a hotel investment company intending to purchase economy and limited-service hotels.

Since inception, the Company has relied on contributions from owners to fund its operations. The Company will likely incur losses prior to generating positive retained earnings. During the next twelve months, the Company intends to fund its operations with funding from capital raises, if and when such funds can be realized.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents.

Prepaid Expenses

The Company capitalizes payments for future goods or services to be expensed over the course of their usefulness. Such assets are expected to be recognized in the next twelve months and thus included in current assets on the balance sheets.

Fixed Assets

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized.

RDL HOTEL FUND I, LLC
NOTES TO FINANCIAL STATEMENTS
AS OF JULY 25, 2024 (DATE OF INCEPTION)
(AUDITED)

Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in the income statement.

Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment as of July 12, 2022 as the Company had no fixed assets.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There were no deferred tax assets or liabilities as of July 25, 2024.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions.

Revenue Recognition

The Company is pre-revenue and has not made any sales or received consideration for any future sales as of July 25, 2024.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

RDL HOTEL FUND I, LLC
NOTES TO FINANCIAL STATEMENTS
AS OF JULY 25, 2024 (DATE OF INCEPTION)
(AUDITED)

NOTE 3 – EQUITY

On July 25, 2024 the Company issued 2,000,000 Class A units to the managing member, RD Lee Capital Partners LLC.

"Class A Member" means the Sponsoring Member (or its Affiliate) who owns Class A Units. The Class A Member shall share retain twenty percent (20%) of the total Member Interests in the Company as a carried interest.

"Class A Units" means the Units of Member Interest in the Company having the rights, powers and duties specified in this Agreement, and any and all benefits to which the holder of such Class A Units may be entitled as provided in this Agreement, together with all obligations of such Member to comply with the terms and provisions of this Agreement. Each Class A Member shall be entitled to one vote for each Class A Unit held by such Class A Member on all matters that require, or are submitted by the Board of Managers to, a vote or other action by the Members.

"Class B Member" means an Investor who contributes capital to the Company through Capital Contributions of cash in exchange for the purchase of Class B Units issued by the Company, once admitted by the Board of Managers. The Class B Members shall share, pro rata, in accordance with their Capital Contributions, in eighty (80%) percent of the total Member Interests in the Company.

"Class B Units" means the Units of Member Interest in the Company having the rights, powers and duties specified in this Agreement, and any and all benefits to which the holder of such Class B Units may be entitled as provided in this Agreement, together with all obligations of such Member to comply with the terms and provisions of this Agreement. Except when required by law or expressly provided for herein, Class B Units will be non-voting Units. When required to vote hereunder, each Class B Member shall be entitled to one vote for each Class B Unit held.

Authorized Issuances of Units

The maximum number of Units that may be issued by the Company is 10,000,000, (i) of which 2,000,000 shall be designated voting Class A Units and (ii) 8,000,000 shall be designated non–voting Class B Units.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of July 25, 2024.

NOTE 5 – SUBSEQUENT EVENTS

Management's Evaluation

Management has evaluated subsequent events through October 7, 2024, the date the financial statements were available to be issued.

RDL HOTEL FUND I, LLC

FINANCIAL STATEMENTS

(Unaudited)

For the Years Ended
December 31, 2025 and 2024

Prepared in Accordance with
U.S. Generally Accepted Accounting Principles (GAAP)

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER

I, Ramel Lee, certify that:

1. I have reviewed these financial statements of RDL Hotel Fund I, LLC;

2. Based on my knowledge, these financial statements do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the periods covered by these financial statements;

3. Based on my knowledge, the financial information included in these financial statements fairly presents in all material respects the financial condition and results of operations of the Company as of, and for, the periods presented in these financial statements;

4. I am responsible for establishing and maintaining internal controls and have designed such internal controls to ensure that material information relating to the Company is made known to me, particularly during the period in which these financial statements are being prepared;

5. I have disclosed to the Company's members any material changes in the Company's internal controls or other factors that could significantly affect internal controls subsequent to the date of my evaluation.

Date: 04/17/2026 _____   By: _____

Ramel Lee

Chief Executive Officer and Manager

RD Lee Capital Partners LLC

Manager of RDL Hotel Fund I, LLC

RDL HOTEL FUND I, LLC

BALANCE SHEET

(Unaudited)

	December 31, 2025	December 31, 2024
ASSETS		
Current Assets:		
Cash and cash equivalents	$461,199	$0
Prepaid expenses	0	10,300
Total Current Assets	**461,199**	**10,300**
TOTAL ASSETS	$461,199	$10,300
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities:		
Accounts payable	$0	$0
Accrued expenses	0	0
Total Current Liabilities	**0**	**0**
Members' Equity:		
Class A Units	10,300	10,300
Class B Units	475,354	0
Retained earnings (accumulated deficit)	(24,454)	0
Total Members' Equity	**461,199**	**10,300**
TOTAL LIABILITIES AND MEMBERS' EQUITY	$461,199	$10,300

See accompanying notes to financial statements.

RDL HOTEL FUND I, LLC

STATEMENT OF OPERATIONS

(Unaudited)

	Year Ended December 31, 2025	Period Ended December 31, 2024
REVENUES		
Interest income	$758	$0
Total Revenues	**758**	**0**
OPERATING EXPENSES		
Legal and professional fees	27,588	0
Education and training	619	0
Bank fees	70	0
Member distributions	50,000	0
Total Operating Expenses	**78,277**	**0**
NET LOSS	**$(77,519)**	**$0**
NET LOSS PER MEMBER:		
Class A (Sponsor)	$0	$0
Class B (weighted average)	$(8,613)	$0

See accompanying notes to financial statements.

RDL HOTEL FUND I, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

For the Years Ended December 31, 2025 and 2024
(Unaudited)

	Class A Units	Class B Units	Retained Earnings	Total Equity
Balance, July 25, 2024 (inception)	$0	$0	$0	$0
Initial contribution - Class A	10,300	0	0	10,300
Net income (loss) - 2024	0	0	0	0
Balance, December 31, 2024	**10,300**	**0**	**0**	**10,300**
Capital contributions - Class B	0	524,707	0	524,707
Member redemption	0	(50,000)	0	(50,000)
Offering costs	0	(6,878)	0	(6,878)
Allocation of 2025 net loss	0	7,525	(31,980)	(24,454)
Balance, December 31, 2025	**$10,300**	**$475,354**	**$(24,454)**	**$461,199**

See accompanying notes to financial statements.

RDL HOTEL FUND I, LLC

STATEMENT OF CASH FLOWS

(Unaudited)

	Year Ended December 31, 2025	Period Ended December 31, 2024
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$(77,519)	$0
Adjustments to reconcile net loss to cash:		
Changes in operating assets and liabilities:		
Prepaid expenses	10,300	(10,300)
Accounts payable and accrued expenses	0	0
Net cash used in operating activities	**(67,219)**	**(10,300)**
CASH FLOWS FROM INVESTING ACTIVITIES		
None	0	0
Net cash from investing activities	**0**	**0**
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions - Class A	0	10,300
Capital contributions - Class B	524,707	0
Member redemption	(50,000)	0
Offering costs	(6,878)	0
Net cash from financing activities	**467,828**	**10,300**
NET INCREASE (DECREASE) IN CASH	**400,610**	**0**
CASH AND CASH EQUIVALENTS		
Beginning of period	60,590	0
End of period	**$461,199**	**$0**

See accompanying notes to financial statements.

RDL HOTEL FUND I, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2025 and 2024
(Unaudited)

NOTE 1 - NATURE OF OPERATIONS

RDL Hotel Fund I, LLC (the "Company") is a Delaware limited liability company formed on July 25, 2024. The Company was organized to acquire, develop, and manage a portfolio of economy and limited-service hotels strategically located in high-demand areas across the United States.

The Company raised capital through a Regulation Crowdfunding offering conducted via Vesterr LLC, which closed in 2025. The offering raised gross proceeds of $531,585 from Class B limited partner investors, less platform fees of $6,878. As of December 31, 2025, the Company had not yet acquired any hotel properties and was in the capital accumulation and property sourcing phase.

The Company is managed by RD Lee Capital Partners LLC (the "Manager" or "Sponsor"), which holds all 2,000,000 Class A voting units. The Manager is entitled to receive a management fee of 1.5% of adjusted gross revenues once hotel operations commence, as well as a carried interest in accordance with the distribution waterfall described in Note 3.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company has elected to present unaudited financial statements for the periods ended December 31, 2025 and 2024.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses, as well as the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ materially from those estimates. Significant estimates include the allocation of net income (loss) among members and the assessment of going concern.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. As of December 31, 2025 and 2024, substantially all cash was held in interest-bearing deposit accounts at Industrial Bank. The Company maintains cash balances that exceed federally insured limits; however, management believes the risk of loss is minimal.

Revenue Recognition

Interest income is recognized on an accrual basis as earned. For the year ended December 31, 2025, the Company recognized $758 in interest income from its operating cash accounts. The Company had no hotel operations during 2025 or 2024 and therefore recognized no operating revenues. Once hotel operations commence, the Company will recognize room revenue when rooms are occupied and ancillary revenues as services are provided.

Income Taxes

The Company is classified as a partnership for federal and state income tax purposes. As such, the Company itself is not subject to income taxes. Instead, the Company's income, gains, losses, deductions, and credits are allocated to members in accordance with the terms of the Limited Liability Company Agreement and are

reported on the members' individual income tax returns. The Company files U.S. Form 1065, Return of Partnership Income, and issues Schedule K-1 forms to all members annually.

The Company follows the accounting guidance for uncertainty in income taxes, which prescribes a recognition threshold and measurement process for financial statement recognition of uncertain tax positions taken or expected to be taken in a tax return. Management has evaluated the Company's tax positions and concluded that there are no uncertain tax positions requiring recognition in the financial statements as of December 31, 2025.

Offering Costs

Costs incurred in connection with the issuance of Class B units, including platform fees paid to Vesterr LLC of $6,878, have been recorded as a reduction to members' equity in accordance with U.S. GAAP. These costs are not amortized but remain as a permanent reduction to equity.

Prepaid Expenses

Prepaid expenses consist of payments made in advance for goods or services to be received in future periods. As of December 31, 2024, the Company had $10,300 in prepaid expenses related to initial organizational costs. These amounts were expensed during 2025 as the related services were received.

NOTE 3 - MEMBERS' EQUITY AND DISTRIBUTION WATERFALL

Authorized Units

The Company is authorized to issue 10,000,000 units consisting of:

- 2,000,000 Class A Units (voting)

- 8,000,000 Class B Units (non-voting)

Units Issued and Outstanding

As of December 31, 2025, the Company had issued:

- Class A Units: 2,000,000 units issued to RD Lee Capital Partners LLC for an initial capital contribution of $10,300

- Class B Units: 9 active limited partner investors holding units representing net capital contributions of $475,354 (gross contributions of $524,707, less offering costs of $6,878 and member redemption of $50,000)

Member Redemption

On July 9, 2025, PAPAYA LMD LLC redeemed its entire Class B investment of $50,000. The redemption was processed in accordance with the Company's operating agreement and the member received full return of their capital contribution.

Distribution Waterfall

Distributions of available cash are made in accordance with Section 10.1 of the Limited Liability Company Agreement in the following order of priority:

1. **Return of Capital**: First, to all members pro rata until they have received distributions equal to 100% of their unreturned capital contributions;

2. **Preferred Return**: Second, to Class B members in proportion to their respective accrued but unpaid preferred returns at a rate of 8% per annum, until such amounts are reduced to zero;

3. **Catch-Up**: Third, 100% to Class A members until they have received distributions equal to 20% of the aggregate distributions made under steps 1, 2, and 3 (to achieve the 20% carried interest);

4. **Profit Split**: Finally, 20% to Class A members and 80% to Class B members, pro rata in accordance with their respective economic interests.

For Company refinancing proceeds and sales proceeds, the distribution waterfall follows the same first three steps, but the final profit split is 50% to Class A and 50% to Class B members.

Tax Distributions

The Company is required to make minimum annual distributions to members in amounts sufficient to cover their estimated federal and state income tax liabilities resulting from their allocable share of the Company's taxable income. Such distributions are credited against future distributions to which members would otherwise be entitled.

NOTE 4 - RELATED PARTY TRANSACTIONS

RD Lee Capital Partners LLC, the Sponsor and sole Class A member, is entitled to receive:

- Management fees equal to 1.5% of the Company's adjusted gross revenues, payable quarterly. No management fees were incurred during 2025 or 2024 as the Company has not yet acquired operating hotel properties.

- Reimbursement for organizational and offering expenses incurred on behalf of the Company, limited to $75,000 and only after the Company has raised at least $500,000 in capital. As of December 31, 2025, no such reimbursements have been requested or paid.

- Carried interest distributions in accordance with the distribution waterfall described in Note 3.

Ramel Lee, the CEO and managing member of RD Lee Capital Partners LLC, also invested $350,000 as a Class B limited partner through two separate capital contributions made on February 12, 2025 ($150,000) and July 2, 2025 ($200,000). Mr. Lee's Class B investment represents approximately 71.7% of the total Class B capital.

The Company has engaged several service providers for consulting and advisory services:

- Thomas Beyer (B Hospitality Advisors) provides asset management consulting services on a fee-for-service basis.

- Kishan Patel (KJP Counsel) provides legal and real estate counsel on a fee-for-service basis.

- Omari Head (Paramount Lodging Advisors) provides acquisitions and deal flow consulting on a fee-for-service basis.

None of these service providers have an ownership interest in the Company. All services are provided under arm's-length agreements at market rates.

NOTE 5 - CONCENTRATIONS AND RISKS

Cash Concentration

The Company maintains substantially all of its cash in deposit accounts at Industrial Bank. As of December 31, 2025, the Company's cash balance of $461,199 exceeded the Federal Deposit Insurance Corporation (FDIC) insurance limit of $250,000 by approximately $211,199. Management monitors the financial stability of the bank and believes the risk of loss to be minimal.

Development Stage Risks

The Company is in the development stage and faces significant risks, including but not limited to:

- **Acquisition Risk**: The Company's business plan depends on successfully identifying and acquiring suitable hotel properties that meet its investment criteria. There is no assurance that the Company will be able to source appropriate acquisition opportunities or complete transactions on favorable terms.

- **Operating Risk**: The Company has no operating history in the hotel industry. Success depends on the ability to effectively operate economy and limited-service hotels, maintain occupancy rates, and control costs.

- **Economic Risk**: The hospitality industry is cyclical and highly sensitive to economic conditions, changes in travel patterns, and consumer spending. Economic downturns, pandemics, or other events could significantly reduce demand for hotel accommodations.

- **Key Person Risk**: The Company is dependent on Ramel Lee and the management team of RD Lee Capital Partners LLC. The loss of key personnel could adversely affect the Company's ability to execute its business plan.

- **Competition Risk**: The economy and limited-service hotel segments are highly competitive. The Company will face competition from established hotel operators, national chains, and alternative lodging platforms.

Investor Concentration

As of December 31, 2025, Ramel Lee held approximately 71.7% of the Class B capital contributions. While Mr. Lee's Class B units are non-voting, this concentration means that a significant portion of the economic returns will be allocated to a single investor.

NOTE 6 - OPERATING EXPENSES

Operating expenses for the year ended December 31, 2025 consisted of:

- **Legal and Professional Fees** ($27,588): Fees paid to The Coleman Law Firm, LLC for legal services related to entity formation, securities compliance, operating agreement preparation, and regulatory filings.

- **Education and Training** ($619): Professional development expenses for executive education.

- **Bank Fees** ($70): Wire transfer fees and other banking charges.

- **Member Distribution** ($50,000): Return of capital to PAPAYA LMD LLC upon redemption on July 9, 2025.

The Company had no operating expenses during the period ended December 31, 2024, as the Company was not formed until July 25, 2024.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

As of December 31, 2025, the Company had no material commitments or contingencies. The Company has not entered into any purchase agreements, lease agreements, or other contractual obligations. The Company has no pending or threatened litigation.

NOTE 8 - SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date these financial statements were available to be issued and has determined that the following events require disclosure:

Continued Operations: As of January 31, 2026, the Company's cash and cash equivalents totaled $461,317. The Company earned an additional $118 in interest income during January 2026. The Company continues to evaluate potential hotel acquisition opportunities in accordance with its investment criteria.

Property Sourcing: The Company is actively working with acquisition consultants to identify economy and limited-service hotel properties for potential acquisition. No binding purchase agreements have been executed as of the date of this report.

No Other Material Events: Other than as described above, no events have occurred subsequent to December 31, 2025 that would require adjustment to or disclosure in these financial statements.